MAG Silver Corp.
June 19, 2008
For Immediate Release
NR#08-13

MAG Silver Reports Further
High Grade Silver on Valdecañas Vein

1,198 grams per tonne (g/t) (34.9 ounces per ton (opt)) silver, 0.24 g/t gold,
2.75% lead and 5.15% zinc over 4.70 metres (true width)

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) on behalf of Minera Juanicipio SA (a joint venture between Fresnillo plc (56%) and MAG (44%)) is pleased to announce assay results from the Valdecañas Vein for Holes QE and QD (see the table below for details). Visual results are also provided for Holes GE and OF.  Holes GE, OF, QE and QD were not included within or are outside of the resource estimate recently reported for the Valdecañas Vein (see press release dated June 18, 2008).  Hole QE is important as it is the first hole to intersect the vein in the critical east central area which has limited drill information (see details below).

Hole QE intersected 1,198 g/t (34.9 opt) silver, 0.24 g/t gold, 2.75% lead and 5.15% zinc over 4.70 metres (true width).  This includes a higher grade intercept of 1,820 g/t (53.1 opt) silver, 0.16 g/t gold, 4.01% lead and 6.74% zinc over 2.82 metres (true width). Hole QE has now begun to fill in the central portion of the eastern half of the Valdecañas vein where there had previously been a significant gap between drill intercepts. This new hole pushes the high grade “bonanza” zone to almost 400 metres east of the discovery section “M” (see longitudinal section attached).

Hole QD reports an intersection of 200 g/t (5.8 opt) silver, 0.58 g/t gold, 0.03% lead and 0.01% zinc over 0.69 metres (true width).  Hole QD deviated dramatically and intersected the vein almost 250 metres west and 80 metres higher than its proposed target position (see longitudinal section attached). As a result, Hole QD intersected the Valdecañas Vein near or past the top of the “bonanza” zone as evidenced in part by the low base metal content.

“The high grade intersection of the Valdecañas Vein by Hole QE is a very important intercept for the Juanicipio Joint Venture”, said Dan MacInnis, President and CEO of MAG Silver, “It fills in a major gap of almost 500 metres between previous intercepts on sections M and S. Because of ground conditions, and access restrictions, we have had difficulty drilling in this area.  With the completion of Holes QE and OF (see below) we are beginning to define the eastern portion of the Valdecañas Vein”.

In addition to the above, Holes GE and OF have now been completed and await assay results.  Hole GE intersected 14.9 metres (core length) of the Valdecañas Vein in two separate veins. The upper vein is 7.0 metres wide and the second vein is 7.9 metres wide. The two veins are separated by 3.5 metres of sedimentary host rock containing abundant quartz veinlets.  This hole is located on section “G” on the west end of the Valdecañas Vein and is 45 metres deeper than the intersection reported in Hole GD.

Hole OF also intersected the critical east central part of the Valdecañas Vein. The hole is reported to have intercepted 5.0 metres of vein. True position of the hole is yet unknown pending actual survey data.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True
			metres	g/t	opt	g/t	%	%	Width
JI-08-QE Valdecañas Vein	579.15	584.15	5.00	1,198	34.9	0.24	2.75	5.15	4.70
Including	580.15	583.15	3.00	1,820	53.1	0.16	4.01	6.74	2.82
JI-08-QD Valdecañas Vein	622.95	623.65	0.70	200	5.8	0.58	0.03	0.01	0.69

(See longitudinal section attached and www.magsilver.com for diagrams).

Drilling continues with four drills currently operating.  The results reported above are part of a 25,000 metre drill program being carried out on the Juanicipio property in 2008. The bulk of the drilling is directed towards defining the Valdecañas Vein with the aim of producing a 43-101 compliant resource report later in the year.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About the Joint Venture
The 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous production since the 1500’s and today is host to the worlds’ largest producing primary silver mine operated by Fresnillo plc Peñoles. The Fresnillo/MAG Juanicipio Joint Venture lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline. MAG and Fresnillo are now operating the delineation and exploration program through their joint venture company, Minera Juanicipio S.A. DE C.V.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"
President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free: Email: Fax:	www.magsilver.com (604) 630-1399 (866) 630-1399 info@magsilver.com (604) 484-4710
For further information on behalf of Fresnillo plc Contact Octavio Alvidrez, Investor Relations
Website: Phone: Email: Fax:	www.fresnillo.com 52 (55) 5279 3250 om_alvidrez@fresnilloplc.com 52 (55) 5279 3217

Neither the TSX Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .

VALDECAÑAS VEIN - VERTICAL LONGITUDINAL SECTION

(Interpretation subject to change)

June, 2008

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
Legend
Proposed Hole
In Progress
Completed Hole
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
Preliminary Position (best estimate)
Peñoles MAG/Peñoles
1,500 m
Rhyolites
Shales and Sandstones
Top of interpreted Bonanza Zone
JI-07-GY 0.7m / 121g/t Ag / 0.61g/t Au
JI-07-GZ 1.4m / 769g/t Ag / 7.11g/t Au
JI-03-07 0.3m 593g t Ag / 0.53g t Au
JI-06-MA 0.7m 12g t Ag 0.04g t Au
JI-07-KC 0.6m 401g t Ag 0.19g t Au
JI-06-MB 1.5m 2,210g t Ag 6.96g t Au
JI-07-GA 6.0m 562g t Ag 0.55g t Au
IC In Progress
IB
ID
IF
JI-07-GB 2.9m 317g t Ag 1.90g t Au
JI-07-GC 5.8m 1,635g t Ag 0.51g t Au
JI-06-KD 9.8m 2,279g t Ag 2.66g t Au
JI-06-MC 7.0m 1,347g t Ag 0.50g t Au
JI-05-16 5.5m 1,798g t Ag 2.91g t Au
JI-06-ME 7.0m @ 1,703g t Ag, 3.45g t Au
JI-07-GD 16.1m 1,353g t Ag 3.79g t Au
JI-08-GE 14.9m / assays pending
JI-07-IE 4.6m 1,843g t Ag 4.43g t Au
JI-07-KE 4.5m @ 82.7g t Ag, 0.73g t Au
JI-06-MF 7.2m @ 675g t Ag, 1.43g t Au
JI-07-MG 4.6m @ 192g t Ag, 2.29g t Au
QC Hole Lost / No Recovery
OB
OD
OE
QA
QB
QC
SA
SB
SE
UC
JI-08-QD 0.7m / 200g/t Ag / 0.69g/t Au
JI-08-QE 4.7m / 1,198g/t Ag / 0.20g/t Au
JI-08-OF 5.0m / assays pending (unsurveyed position)
QF In Progress
JU5 2.3m 136g t Ag 0.24g t Au
JU6 0.7m 156g t Ag 0.51g t Au
JI-07-SD 4.0m 271g t Ag 2.78g t Au
JI-07-UE 10.0m 28g t Ag 0.48 g t Au
MAG
meters above sea level
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
600